

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 12, 2010

Via U.S. Mail and Fax

Mr. Dean Cubley
Chief Executive Officer
ERF Wireless, Inc.
2911 South Shore Boulevard, Suite 100
League City, Texas 77573

> **Re: ERF Wireless, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 0-27467**

Dear Mr. Cubley:

We have reviewed your supplemental response letter dated December 22, 2009 as well as your filing and have the following comments. As noted in our comment letter dated December 16, 200, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. We note your response to comment 1. We note that in connection with the valuation of the Series A Preferred Stock you assumed a DOLM of 68.5% based on the extensive conversion and liquidity restrictions. We also note that the holders of Series A preferred stock issued in the debt conversion are family related trusts who participate in the Angus Capital revolving credit facility and that H.Dean Cubley, your CEO, holds the investment and voting power over certain of these family related trusts while Scott Cubley and Brian Cubley, the adult sons of H. Dean Cubley, have the investment and voting power over other of the remaining family trusts. Based on the nature of the restrictions on conversion described in your response, tell us how the holders of the Series A preferred stock was able to convert 1,041,934 of Series A preferred stock into 19,458,000 shares of common stock as disclosed on page 7 of the September 30, 2009 Form 10-Q.

Tell us the reasons why the debt was extinguished and the nature of the negotiations that led to the terms included in the Series A preferred stock, such as the conversion and liquidity restrictions. We also note that you agreed to amend the Series A convertible preferred stock designation to increase the voting rights of each preferred share from 20 votes to 50 votes on all matters in which the common stock holders and preferred stock holders vote together. In this regard, tell us why you revised from 20 to 50 votes per preferred shares.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director